UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2008

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events
On February 5, 2008, WNS (Holdings) Limited announced the appointment of Alok
Misra as Group Chief Financial Officer.
On February 4, 2008, Alok Misra, 40, entered into an employment agreement with
WNS (Holdings) Limited that provides for his continued employment as Group
Financial Officer for an initial term of three years, which will be automatically renewed for an additional year on a year to year basis thereafter unless terminated by either party. Alok is entitled to participate in our employee benefit plans. In connection with Alok’s appointment as Group Chief
Financial Officer, Alok will be granted options to purchase 13,260 of our shares at the fair market value prevailing on the date of grant and restricted share units (“RSUs”) representing 16,620 shares. These options and RSUs will vest equally over three years on each of the first three anniversaries of the applicable date of grant and are subject to the terms and conditions of WNS’
2006 Incentive Award.
A copy of the press release dated February 5, 2008 is attached hereto as
99.1.

Exhibit

99.1 Press release of WNS (Holdings) Limited dated February 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: February 5, 2008	By:	/s/Neeraj Bhargava
	Name:	Neeraj Bhargava
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.doc	99.1 Press release of WNS (Holdings) Limited dated February 5, 2008